UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

14574X104
(CUSIP Number)

Matthew Perelman
Alexander Sloane
853 Broadway, Suite 2014
New York, New York 10003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14574X104

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,814,815

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,814,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,814,815

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 14574X104

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,814,815

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,814,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,814,815

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 14574X104

1	NAMES OF REPORTING PERSONS
Matthew Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,058

	8	SHARED VOTING POWER
14,814,815

	9	SOLE DISPOSITIVE POWER
25,058

	10	SHARED DISPOSITIVE POWER
14,814,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,839,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 14574X104

1	NAMES OF REPORTING PERSONS
Alexander Sloane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,024

	8	SHARED VOTING POWER
14,814,815

	9	SOLE DISPOSITIVE POWER
25,024

	10	SHARED DISPOSITIVE POWER
14,814,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,839,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 14574X104

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the information set forth in the statement on Schedule 13D previously filed jointly on behalf of Cambridge Franchise Holdings, LLC, a Delaware limited liability company (“CFH”), Cambridge Franchise Partners, LLC, a Delaware limited liability company (“CFP”), Matthew Perelman, a United States citizen, and Alexander Sloane, a United States citizen (the foregoing filers, collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Existing Statement”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”).  Information set forth in response to any item of the Existing Statement, as amended and supplemented by this Amendment No. 1 (as so amended and supplemented, this “Statement”), shall be deemed to be a response to all other items hereof to which such information is relevant.

The Existing Statement is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Existing Statement is hereby amended and supplemented by amending and restating the final sentence of the second paragraph of such Item in its entirety as follows:

Subject to the approval of the Series C Conversion by the Issuer’s stockholders, the Series C Preferred Stock is initially convertible into an aggregate of 7,450,402 shares of Common Stock, subject to adjustment in accordance with the provisions of the Series C Certificate of Designations.

The information set forth in Item 3 of the Existing Statement is hereby amended and supplemented to add the following information:

On August 29, 2019, at the 2019 Annual Meeting of the Issuer’s stockholders, the stockholders of the Issuer (i) approved the Series C Conversion, and, as a result thereof, on August 29, 2019, the Series C Preferred Stock converted into 7,450,402 shares of Common Stock, and (ii) approved the Series B Amendments.  As a result of such approvals, on August 29, 2019, all of the Executive Voting Agreements and the BKC Voting Agreement terminated in accordance with their respective terms.

The 25,058 shares of Common Stock owned beneficially and of record by Mr. Perelman as of the date of this Statement and the 25,024 shares of Common Stock owned beneficially and of record by Mr. Sloane as of the date of this Statement were purchased using their personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Existing Statement is hereby amended and restated in its entirety as follows:

For purposes of calculating the percentages set forth in this Item, the number of shares of Common Stock outstanding is assumed to be 51,821,917 (which is the sum of 44,371,515, which is the number of outstanding shares of Common Stock as of August 5, 2019, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2019 and 7,450,402, which is the number of new Shares issued upon the Series C Conversion).

(a)–(b)  As of the date of filing of this Statement, CFH is the beneficial and record owner of an aggregate of 14,814,815 shares of Common Stock (which represents approximately 28.6% of all shares of Common Stock outstanding).

Mr. Perelman and Mr. Sloane are the managing principals of CFP, which is the sole member and manager of CFH.  Accordingly, each of Mr. Perelman, Mr. Sloane and CFP may be deemed to be the beneficial owner of the 14,814,815 shares of Common Stock owned directly by CFH.  Additionally, as of the date of filing of this Statement, Mr. Perelman is the beneficial and record owner of 25,058 shares of Common Stock (which represents approximately 0.05% of all shares of Common Stock outstanding) and Mr. Sloane is the beneficial and record owner of 25,024 shares of Common Stock (which represents approximately 0.05% of all shares of Common Stock outstanding).

All of the Reporting Persons may be deemed to have shared power to vote, and, subject to the restrictions on transfer set forth in the Registration Rights and Stockholders’ Agreement, shared power to dispose of, all of the shares of Common Stock owned directly by CFH.  Each of Mr. Perelman and Mr. Sloane has sole power to vote, and sole power to dispose of, all of the shares of Common Stock owned beneficially and of record by him.

(c)  Except as described elsewhere in this Statement or in any other filing with the SEC, no Reporting Person has effected any transaction in the Common Stock during the 60 days prior to the filing of this Statement.

(d)  In addition to the Reporting Persons, the members of CFP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 14,814,815 shares of Common Stock beneficially owned by CFP in accordance with their respective membership interests in CFP, to the extent that such receipts are distributed to the members of CFP.

(e)  Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Existing Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
99.10*	Power of Attorney, granted by Cambridge Franchise Partners, LLC on June 12, 2019
99.11*	Power of Attorney, granted by Cambridge Franchise Holdings, LLC on June 12, 2019
99.12*	Power of Attorney, granted by Matthew Perelman on June 12, 2019
99.13*	Power of Attorney, granted by Alexander Sloane on June 12, 2019

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 3, 2019

CAMBRIDGE FRANCHISE HOLDINGS, LLC

	By:	/s/ Kristin Rulison
		Name:	Kristin Rulison
		Title:	Attorney-in-Fact+

+	Pursuant to the Power of Attorney filed as Exhibit 99.10 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 3, 2019

CAMBRIDGE FRANCHISE PARTNERS, LLC

	By:	/s/ Kristin Rulison
		Name:	Kristin Rulison
		Title:	Attorney-in-Fact++

++	Pursuant to the Power of Attorney filed as Exhibit 99.11 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 3, 2019

MATTHEW PERELMAN

/s/ Kristin Rulison
Kristin Rulison, Attorney-in-Fact+++

+++	Pursuant to the Power of Attorney filed as Exhibit 99.12 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 3, 2019

ALEXANDER SLOANE

/s/ Kristin Rulison
Kristin Rulison, Attorney-in-Fact++++

++++	Pursuant to the Power of Attorney filed as Exhibit 99.13 hereto.